UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024
or
☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-3560
________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNERA CORPORATION 401K SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan the address of the principal executive office:

9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

Magnera Corporation 401(k)
Savings Plan
Financial Statements and
Supplementary Information

December 31, 2024 and 2023

Magnera Corporation 401(k) Savings Plan
Table of Contents
December 31, 2024 and 2023

    Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM    1
Financial Statements
Statements of Net Assets Available for Benefits    2
Statements of Changes in Net Assets Available for Benefits    3
Notes to Financial Statements    4 - 10
Supplementary Information
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)    11 - 12

Report of Independent Registered Public Accounting Firm
Investment Committee and Participants of the Magnera Corporation 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Magnera Corporation 401(k) Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since 2018.

Rochester, New York
June 18, 2025

Magnera Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at Fair Value
Money Market Funds	$8,508,755	$12,315,240
Mutual Funds	75,813,247	70,438,253
Common Collective Trusts	56,061,735	52,324,757
Unitized Stock Fund	210,593	333,788
Notes Receivable from Participants	2,068,522	2,009,011

Net Assets Available for Benefits	$142,662,852	$137,421,049

See Notes to Financial Statements.

Magnera Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2024	2023
Net Appreciation in Fair Value of Investments	$19,133,368	$21,532,892
Interest and Dividends	2,194,357	2,075,363
Interest on Notes Receivable from Participants	165,242	131,068
Contributions
Participants	4,155,439	4,126,211
Rollovers	1,011,192	681,574
Employer	2,429	80,403

Total Contributions	5,169,060	4,888,188

Benefits Paid to Participants	(21,287,816)	(22,336,307)
Administrative Expenses	(132,408)	(120,928)
Net Increase In Net Assets	5,241,803	6,170,276
Transfer from Jacob Holm & Sons 401(k) Plan	—	28,449,361
Net Assets Available for Benefits
Beginning of Year	137,421,049	102,801,412

End of Year	$142,662,852	$137,421,049

See Notes to Financial Statements.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of Plan

General – The following description of the Magnera Corporation 401(k) Savings Plan (the “Plan”) formerly known as Glatfelter 401k Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. On November 4, 2024, Treasure Holdco, Inc., which was a wholly owned subsidiary of Berry Global Group, Inc., completed its merger with the Glatfelter Corporation which concurrently changed its name to Magnera Corporation. The Plan covers all eligible salaried employees of legacy Glatfelter Corporation’s “Corporate Group,” which includes the Charlotte, North Carolina and Pennsylvania corporate operations, its Fort Smith (“FS”) Group, its Mount Holly (“MTH”) Group, and its Jacob Holm Plan Participants (“JH”) each as defined in the Plan document, (collectively, the “Company”) who have completed 30 days service.

Merger – On October 29, 2021, the Company completed the acquisition of PMM Holding (Luxembourg) AG, the owner of all of the equity interest in Jacob Holm, a global leading manufacturer of premium quality spunlace nonwoven fabrics. Effective as of January 1, 2023 (“Merger Date”), the Jacob Holm & Sons 401(k) Plan (the “Jacob Holm Plan”) was merged with and into the Plan, and all assets and accounts of the Jacob Holm Plan were transferred to the Plan. Effective as of the Merger Date, assets from the trust fund for the Jacob Holm Plan were transferred to the Plan’s trust. All assets transferred to the Plan from the trust fund of the Jacob Holm Plan are administered in accordance with the generally applicable terms of the Plan, together with such other provisions that are applicable to Jacob Holm Plan Participants.

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

The Company provides a discretionary non-elective contribution to all participants (“Discretionary Contribution”). The discretionary contribution as a percent of eligible wages was 7.0% in 2024 and 2023.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of any profit-sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company Discretionary Contributions described above. Participants may change their investment allocations at any time.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Participants may allocate contributions among available investment options. Employer contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the Magnera Corporation Stock Fund.

Replacement Suspense Account – In connection with the 2019 termination of the overfunded Glatfelter Retirement Plan (the “Pension Plan”), the Plan is intended to serve as a qualified replacement plan within the meaning of section 4980(d) of the Internal Revenue Code. As such, the Plan established a suspense account (the “Replacement Suspense Account”) which includes reversionary excess Pension Plan Assets into the Replacement Suspense Account. Monies available in the Replacement Suspense Account will be allocated to participant accounts to fund the Discretionary Contributions discussed above in Note 1. During 2024 and 2023, $4,006,683 and $3,676,212, respectively, from the Replacement Suspense Account was used to fund employer discretionary contributions and the balance in the Replacement Suspense Account was $1,189,203 and $5,059,960 at December 31, 2024 and 2023, respectively.

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. For Corporate Group employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

FS employees become fully vested in matching and fixed employer contributions upon attaining 3 years of service and are 0% vested until that time.

For all participants, the Company Discretionary Contributions are 100% vested after three years.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings (losses), and (c) an allocation of administrative expenses that are paid by the Plan and charged with withdrawals. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. During 2024, Company contributions were reduced by $295,840 from forfeited non-vested accounts. At December 31, 2024 and 2023, forfeited non-vested accounts totaled $79,400 and $34,521, respectively.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $7,000, in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $7,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances, participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources or upon obtaining age 59 ½.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2024, interest rates ranged from 4.25% to 9.50% with maturity dates ranging from 2025 to 2037. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments held in the Plan are stated at fair value. See Note 3 for a discussion of the fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees – Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

other published documents. These fees are deducted prior to allocation of the fund's investment earnings activity and thus are not separately identifiable as an expense.

Revenue Credit Account – The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan. During 2024 and 2023, the plan received $47,286 and $50,218 to the revenue credit account, respectively. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. During 2024 and 2023, $140 and $3,834, respectively, was used to pay plan expenses. During 2024 and 2023, $23,027 and $24,643, respectively, was allocated to participants from the revenue credit account. As of December 31, 2024 and 2023, revenue credit accounts totaled $73,231 and $46,093, respectively.

Note 3 – Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1     Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2    Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3    Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Quoted market prices are used to value money market and mutual fund investments. The unitized stock fund is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Common collective trusts are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

The following tables set forth the Plan’s investments at fair value. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

	December 31, 2024	December 31, 2023
Level 1
Money market funds	$8,508,755	$12,315,240
Mutual funds	75,813,247	70,438,253
Unitized stock fund	210,593	333,788

Total investments measured at fair value – Level 1	84,532,595	83,087,281

Common collective trusts, at net asset value (a)	56,061,735	52,324,757

Investments at fair value	$140,594,330	$135,412,038

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
Note 4 - Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

In the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Note 5 - Tax Status

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Note 6 - Related Party Transactions

The Plan provides participants the election of an investment in Magnera Corporation’s common stock through the Magnera Corporation Stock Fund, a unitized company stock fund. As of December 31, 2024 and 2023, the Plan held common stock issued by the Company as follows:

	Years ended December 31,
	2024	2023
Shares of Magnera Corporation common stock	11,383	168,925
Fair value	$206,829	$327,715

For the years ended December 31, 2024 and 2023, recordkeeping and investment management fees are netted against net depreciation/appreciation in the Statements of Changes in Net Assets Available for Benefits.
The following table sets forth information related to the Plan's investments in Magnera Corporation common stock fund.

	Years ended December 31,
	2024	2023
Units of the Magnera Corporation common stock fund	128,465	147,619
Per-unit price	$1.61	$2.22
Equivalent shares of Magnera Corporation common stock	11,383	168,925

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on the participant's investment is based on the value of units, which, in turn, is determined by the market price of Magnera Corporation common stock and by the interest earned on a percentage of the fund's market value held in a money market fund. Magnera Corporation common stock held by the Plan as of the end of 2024 and 2023 had a market value of $210,593 and $333,788, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

Certain investments in the Plan are in shares of mutual funds and a money market fund that are managed by Fidelity Management Company, the trustee of the Plan.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.
The above related-party transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Magnera Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Purchases made by the Plan for the investment in the Company’s common stock amounted to $10 and $693 for the years ended December 31, 2024 and 2023, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $38,656 and $113,586 for the years ended December 31, 2024 and 2023, respectively.

On December 14, 2022, the Compensation Committee approved an amendment to the Plan whereby, effective as of January 17, 2023, the Magnera Corporation company stock fund (“the Stock Fund”) was frozen to new contributions and participation.

Note 7 - Risks and Uncertainties

The Plan invests in various securities including common collective trusts, money market funds, mutual funds, and the Company stock fund. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan considers individual investment fund balance totaling more than approximately 10% of total net assets available for benefits of the Plan’s assets to be representative of concentrations of investments. As of December 31, 2024, the Plan had investments of $62,464,626 concentrated in three funds. As of December 31, 2023, the Plan had investments of $42,578,962 concentrated in two funds. As of December 31, 2024, and 2023, these investments consisted of approximately 44% and 31% of total net assets available for benefits, respectively.

Magnera Corporation 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024

Employer Identification Number: 23-0628360
Plan Number: 017
December 31, 2024
(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Schwab Indexed Retirement Trust Fund 2020	Collective Common Trust	N/A	$3,432,416
	Schwab Indexed Retirement Trust Fund 2025	Collective Common Trust	N/A	7,889,831
	Schwab Indexed Retirement Trust Fund 2030	Collective Common Trust	N/A	14,338,190
	Schwab Indexed Retirement Trust Fund 2035	Collective Common Trust	N/A	11,406,482
	Schwab Indexed Retirement Trust Fund 2040	Collective Common Trust	N/A	6,470,524
	Schwab Indexed Retirement Trust Fund 2045	Collective Common Trust	N/A	4,607,669
	Schwab Indexed Retirement Trust Fund 2050	Collective Common Trust	N/A	3,346,733
	Schwab Indexed Retirement Trust Fund 2055	Collective Common Trust	N/A	2,176,985
	Schwab Indexed Retirement Trust Fund 2060	Collective Common Trust	N/A	2,392,905
	Vanguard FTSE Social Index Fund Admiral	Mutual Fund	N/A	496,934
	Vanguard Total International Stock Index Fund	Mutual Fund	N/A	2,510,886
	Vanguard Equity Income Admiral Shares	Mutual Fund	N/A	3,393,044
	Vanguard Federal Money Market Fund	Money Market	N/A	1,189,204
	Vanguard Extended Market Index Fund; Institutional Shares	Mutual Fund	N/A	8,677,877
	Goldman Sachs Small/Mid Cap Growth Fund; R6	Mutual Fund	N/A	1,657,472
	Diamond Hill Small-Mid Cap Fund; Y	Mutual Fund	N/A	1,986,996
*	Magnera Corporation	Common stock	N/A	210,593
*	Fidelity Intermediate Bond Fund	Mutual Fund	N/A	2,848,318
*	Fidelity Puritan Fund; K	Mutual Fund	N/A	3,931,784

Magnera Corporation 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Fidelity US Bond Index Fund	Mutual Fund	N/A	2,183,500
*	Fidelity 500 Index Fund	Mutual Fund	N/A	24,439,239
*	Fidelity Government Money Market Fund Premium Class	Money Market	N/A	7,319,551
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	N/A	23,687,197
*	Participant Loans	4.25% - 9.50%; maturing 2025 through 2037	N/A	2,068,522
			TOTAL	$142,662,852
*denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNERA CORPORATION 401(K) SAVINGS PLAN

June 18, 2025	By:	/s/ Eileen L. Beck

Name: Eileen L. Beck
Title: Executive Vice President, Global Human Resources

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Public Accounting Firm, filed herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 333-62331 and 333-26587) on Form S-8 of Magnera Corporation of our report dated June 18, 2025 relating to our audit of the financial statements and supplemental schedule of the Magnera Corporation 401(k) Savings Plan, which appears in this Annual Report on Form 11-K of Magnera Corporation 401(k) Savings Plan for the year ended December 31, 2024.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants
Rochester, New York
June 18, 2025